Exhibit 23.1

INDEPENDENT AUDITORS’ CONSENT

We consent to the incorporation by reference in Registration Statement Nos. 333-99337, 333-68387, 333-48969, 333-35193, 333-24621, 33-90976, and 33-74780 of Health Net, Inc. on Form S-8 of our report dated February 13, 2003 (March 15, 2004 as to Note 2) (which report expresses an unqualified opinion and includes explanatory paragraphs relating to the restatement described in Note 2 and a change in the method of accounting for goodwill and intangible assets upon adoption of the provisions of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets”), appearing in this Annual Report on Form 10-K/A of Health Net, Inc. for the year ended December 31, 2002.

/s/ Deloitte & Touche LLP

Los Angeles, California

March 15, 2004